Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Minutes of the 154th Board of Directors' Meeting

February 15, 2008 (01 page)

For more information, please contact:

Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ncarmo@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; February 15, 2008) Telecomunicações de São Paulo S. A. – Telesp ("the Company" or "Telesp") (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 154th Board of Directors' meeting held on January 28, 2008:

1. DATE, TIME AND VENUE: January 28, 2008, at 15:00 pm (São Paulo time), at the Company's headquarters located at Rua Martiniano de Carvalho #851, São Paulo - SP.

2. DELIBERATIONS: The Board of Directors, according to the previous recommendation of the Appointment, Maturity and Corporate Governance Committees, approved the following resolutions:

2.1 – Having been communicated by Mr. Stael Prata Silva Filho his intention of ceasing to hold office as General Executive Officer of Fixed Telephony, was appreciated and accepted his resignation and, unanimously of the present members, the joint committee decided to elect, for the post of **General Executive Officer of Fixed Telephony**, in substitution of Mr. Stael Prata Silva Filho, and in complementation of the tenure in progress, **Mr. Luis Antonio Malvido,** argentine, married, graduated in industrial engineering in his country, bearer of the argentine passport # 16786111, resident and domiciled in the city of Caracas, Venezuela, at the Avenue Principal de Valle Arriba, residence Jade. It was also decided: (i) the manager investiture here indicated will be conditioned to the working / residence authorization of the country agencies, as required by the assistance related to foreigner managers functions; (ii) by complying the legal requirements mentioned in the item (i), he will be considered as elected to the General Executive Officer of Fixed Telephony position, for all the effects, being an immediate investiture in the mentioned position (iii) meanwhile, Mr. Antonio Carlos Valente da Silva, the Company's Chairman, will be responsible by the General Executive Officer of Fixed Telephony position, until the effective investiture of Mr. Luis Antonio Malvido; (iv) the tenure of the manager elected will start on the investiture date and will be extended until the first Ordinary Board of Directors' Meeting which occurs after the Ordinary Shareholders Meeting of 2010. The manager elected stated not to be subjected to crimes and/or disqualification anticipated in Law that forbid the execution of activities related to the position.

The Board of Directors thanked Sr. Stael Prata Silva Filho for his dedication and assistance in the position previously mentioned.

3. CLOSING: No further business matters to discuss, the meeting was concluded and the Secretary of the Company's Board of Directors draw up this minutes, which was approved and subscribed by the attendant Board members, starting to be part of the own book. São Paulo, December 10, 2008. (aa) Antonio Carlos Valente da Silva – Chairman of the Board; Eduardo Navarro de Carvalho; Fernando Xavier Ferreira; Luciano Carvalho Ventura; José Fernando de Almansa Moreno Barreda; and represented by Antonio Carvalos Valente da Silva: José Maria Alvarez–Pallete López; Enrique Used Aznar; Fernando Abril-Martorell Hernandes; Iñaki Urdangarín, Javier Nadal Ariño; Juan Carlos Ros Brugueras; Juan Vicente Revilla Vergara; Luis Javier Bastida Ibarguen; e Narcis Serra Serra; and the Secretary of the Company's Board of Directors, Gustavo Fleichman.